Exhibit 17.1

Date: October 8, 2007

The Board of Directors
Man Sang Holdings, Inc.
c/o 21st Floor, Railway Plaza
39 Chatham Road South
Tsimshatsui
Kowloon
Hong Kong

Dear Sirs

Resignation As an Executive Director of Man Sang Holdings, Inc (the “Company”)

I, Hung Kwok Wing, Sonny, hereby give the Company three month’s notice to resign as Executive Director of the Company with effect from the date of this letter. My last day shall be January 7, 2008.

I confirm that I have no disagreement with the Board and there is no matter relating to my resignation needed to be brought to the attention of the stockholders of the Company.

I confirm that I have no claim against the Company whatsoever, whether in respect of fees, remuneration or compensation for loss of office.

Yours faithfully

Hung Kwok Wing, Sonny

ED Resign Letter – Sonny Hung